[Anadigics Letterhead]

                May 3, 2005

Ms. Lynn Dicker

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

RE: Anadigics, Inc. Form 10-K for the fiscal year ended December 31, 2004 File No. 000-25662

Dear Ms. Dicker:

Anadigics, Inc. (the “Company”) is in receipt of your letter dated April 22, 2005 in connection with your review of the Company’s financial statements and related Management’s Discussion and Analysis disclosures in the Company’s annual report on Form 10-K. We have carefully considered each of your comments and respectfully provide the responses below.

For your convenience, we have reproduced below in bold each comment from your letter together with the Company’s response.

Form 1O-KSB for the fiscal Year December 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Page 16

Results of Operations — Page 20

Net Sales — Page 22

1.

Comment: We see from your segment information on page 42 that you have significant revenues from foreign operations. In future filings, where significant, please quantify the impact of changes in exchange rates on reported revenues and expenses.

Response: The Company has no revenue exposure to foreign exchange rate fluctuation as all revenue is billed and collected in US dollars. The Company has no material expense exposure to foreign exchange rate fluctuation, as such exposure approximates 3% of total company expenses, inclusive of cost of sales.

Mr. Shields Anadigics, Inc.

May 3, 2005

In future filings, to the extent that there is a material impact on revenue and expenses arising from foreign exchange rate fluctuations, the Company will quantify the impact of changes in exchange rates.

Gross Margin — Page 22

2.

Comment: We note your discussion of the factors that caused the improved gross margin of 15 percent in 2004 as compared to 2003. Factors such as lower depreciation expenses and lower product costs should be quantified and discussed so that investors would understand why they were lower in 2004 as compared to 2003. Please apply in future filings. Also, each significant factor that contributed to the significant variances in expense amounts for each period presented should also be quantified and discussed. Please apply throughout MD&A to the extent practicable in future filings.

Response: In historical filings, the Company has specifically identified the material factors influencing changes in both gross margin and expense amounts. These factors are presented in the order of significance and include wording such as “primarily”, “compounded by”, and “partially offset by,” which assist in identifying the factors influencing change. However, to the extent material, in future filings the Company will quantify the significant factors contributing to significant variances within gross margin and expense amounts.

Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition — Page 37

3.	Comment: Please revise future filings to expand your revenue recognition policies to discuss the following:
	a.	Since you record revenue when products are shipped to customers disclose when title transfers.
b.

With respect to product sales, revise and expand future filings to describe customer acceptance provisions and the nature and extent of any post shipment obligations, such as installation and training, and how the obligations are considered in your revenue practices.

	c.	Provide details of whether you have multiple element arrangements as discussed in EITF 00-21.

Response: In future filings, the Company will expand its revenue recognition policies to discuss when title transfers as it relates to item (a) above.

Mr. Shields Anadigics, Inc.

May 3, 2005

For reference, title generally transfers upon shipment of our products to customers. Revenue from product sales is recorded when title is transferred, price and terms are fixed, no significant vendor obligations exist, and the collection of resulting receivable is reasonably assured.

As it relates to item (b), the Company’s revenues are derived from the sale of integrated circuits and do not entail customer acceptance provisions and post shipment obligations, such as installation and training.

As it relates to item (c), the Company does not have multiple element arrangements as discussed in EITF 00-21.

4.

Comment: As a related matter, we note on page 8 that you utilize distributors to sell some of your products. In future filings, revise to expand your revenue recognition policy to specifically address transactions with distributors including payment, return, exchange, price protection, discounts, sales incentives and other significant matters.

Response: In future filings, the Company will expand its revenue recognition policy to address transactions with distributors. The Company will include the following language: “The Company sells to certain distributors who are granted rights of return and exchange and certain price protection. Revenue is not recognized for the portion of shipments subject to return, exchange or price protection.”

The Company’s distributor arrangements are not subject to discounts, sales incentives and other significant matters. Distributors are not provided any preferential payment terms.

5.	Comment: If shipping and handling fees and/or costs are material, please quantify these revenues and costs and explain in future filings how they are classified in the income statement.

Response: The Company does not invoice customers for shipping and handling fees. The Company’s shipping and handling costs are not material and are reported in cost of sales.

Note 5 — Segments — Page 42

6.	Comment: Please revise future filings to disclose the amount of long-lived assets by geographic area. See paragraph 38(b) of SFAS 131.

Response: The Company operates principally in the U.S., with an immaterial portion of long-lived assets representing less than 5%, or $2.25 million, of total Company long-lived assets located in other geographic areas. In the event that long-

Mr. Shields Anadigics, Inc.

May 3, 2005

lived assets outside the U.S. become greater than 5%, the Company will disclose these amounts in future filings.

The Company and its management hereby acknowledge that the disclosure in the filing to which this response letter relates is the responsibility of the Company and its management. The Company and its management acknowledge that staff comments, or changes in response to staff comments, in the disclosure in the filing to which this response relates do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to such filing. The Company and its management also represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to telephone me at (908) 412-5995

Sincerely, /s/ Thomas C. Shields Thomas C. Shields Senior Vice President and Chief Financial Officer